

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2024

Luca Benedetto
Chief Financial Officer
Leopard Energy, Inc.
Via Tomaso Rodari 6
6900 Lugano, Switzerland

> **Re: Leopard Energy, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2023**
> **File No. 000-50693**

Dear Luca Benedetto:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services